(Excerpt Translation)


                                                                   July 18, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2008 (the "Current Month").


1.  Summary
    Number of listed shares as of the end of                3,447,997,492 shares
    the preceding month
    Total number of shares changed during the Current                   0 shares
    Month
    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)
    (out of which, as a result of other reasons)                      (0 shares)
    Number of listed shares as of the end of                3,447,997,492 shares
    the Current Month


2.  Stock acquisition rights (1st series) exercised
[Details of shares delivered (issued or transferred)
upon exercise of stock acquisition rights]
(1) Number of shares
    Total number of shares delivered during                        12,000 shares
    the Current Month
    (out of which, number of newly issued shares)                     (0 shares)
    (out of which, number of shares transferred from
    treasury shares)                                             (12,000 shares)
(2) Exercise price
    Aggregate exercise price during the Current Month             JPY 35,496,000
    (out of which, aggregate amount of newly issued shares)              (JPY 0)
    (out of which, aggregate amount of shares transferred (JPY 35,496,000) from treasury shares)


3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]
(1) Number of shares
    Total number of shares delivered during the Current Month       7,100 shares
    (out of which, number of newly issued shares)                     (0 shares)
    (out of which,  number of shares  transferred from            (7,100 shares)
    treasury shares)
(2) Exercise price
    Aggregate exercise price during the Current Month             JPY 22,123,600
    (out of which, aggregate amount of newly issued shares)              (JPY 0)
    (out of which, aggregate amount of shares transferred (JPY 22,123,600) from treasury shares)


4.  Stock acquisition rights (3rd series) exercised
[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]
(1) Number of shares
    Total number of shares delivered during the Current Month           0 shares
    (out of which, number of newly issued shares)                     (0 shares)
    (out of which,  number of shares  transferred from treasury       (0 shares)
    shares)
(2) Exercise price
    Aggregate exercise price during the Current Month                      JPY 0
    (out of which, aggregate amount of newly issued shares)              (JPY 0)
    (out of which,  aggregate amount of shares transferred from          (JPY 0)
    treasury shares)



5.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]
(1) Number of shares
    Total number of shares delivered during the Current Month      12,700 shares
    (out of which, number of newly issued shares)                     (0 shares)
    (out of which,  number of shares  transferred from           (12,700 shares)
    treasury shares)
(2) Exercise price
    Aggregate exercise price during the Current Month             JPY 55,587,900
    (out of which, aggregate amount of newly issued shares)              (JPY 0)
    (out of which, aggregate amount of shares transferred (JPY 55,587,900) from treasury shares)